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Milan

VIA EDGAR CORRESPONDENCE

Max A. Webb

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Manchester United Ltd.
Registration Statement on Form F-1
Filed on July 3, 2012
CIK No. 0001549107

Dear Mr. Webb:

On behalf of Manchester United Ltd. (the “Company”), we are hereby filing a Registration Statement on Form F-1 (the “Registration Statement”).  The Company previously submitted draft registration statements on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission on May 3, 2012, May 21, 2012, and June 21, 2012.  The Registration Statement has been revised to reflect the Company’s responses to the comment letter received on June 29, 2012 from the staff of the Commission (the “Staff”).  Courtesy copies of this letter and the Registration Statement are being submitted to the Staff supplementally.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the letter dated June 29, 2012 from the Staff.  All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement.  For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

In preparing this response letter, we and the Company have tried to explain both the reasons behind the responses and the revisions made to the Registration Statement.  We hope this will facilitate your review of the Registration Statement.

General

1.                                      Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company notes the Staff’s comment and advises that the Company has neither provided nor authorized anyone to provide written materials to qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”).  The Company also advises the Staff that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the Company’s initial public offering.

Prospectus Cover Page

2.                                      Please remove the reference to “Joint Book-Running Managers” from the prospectus cover page.

Response:

The Company notes the Staff’s comment and has revised the disclosure to remove all references to “Joint Book-Running Managers” from the prospectus.

Market and Industry Data, page ii

3.                                      We note your disclosure in the second paragraph that the term “followers” included those individuals who responded that you were either their favorite football team in the world or a football team that they enjoyed following.  Please revise to quantify the number of individuals that indicated you were their favorite football team versus the number of individuals that indicated you were a football team that they enjoyed following.  To the extent you believe there are meaningful differences in the way these two categories of followers engage with you, please revise to discuss those differences.

Response:

The Company notes the Staff’s comment and advises that the Company does not distinguish its “followers” in any manner related to the level of interest with which an individual follows the Manchester United football team.  Due to the historical success the Company has had monetizing a broad follower base, the Company has determined (and operates its business accordingly) that its target market should include such individuals that would respond, unprompted, that Manchester United is either their favorite football team in the world or a football team that they enjoy watching or whose results they follow.

There are other conceivable ways to define the Company’s target market — for example, the Company could have included in its definition of “followers” those individuals who responded “Manchester United” when prompted by a question that included Manchester United as an answer choice.  Accordingly, the Company could be underestimating the actual size of its follower base.  However, the Company has thoughtfully considered the alternatives to its definition of “followers” and determined that its current definition is the most practical and effective with respect to managing its business goals.

Furthermore, because there are a lot of different factors that affect consumer behavior, the Company does not consider differences between the way individual followers engage with the Company as a meaningful measure.  The Company connects with its followers on a non-exclusive basis, meaning that the Company’s product and marketing efforts, including through broadcast and new media & mobile, are broadly available to all of the Company’s followers and are the primary means through which the Company engages with its followers.  While the Kantar Media survey asked two questions that elicited unprompted responses in favor of Manchester United, the Company does not distinguish between those responses in its business and marketing efforts.  Said differently, had the survey combined both questions into one (thus eliciting the same number of responses, but aggregated as one data point), the Company would use that data in the same manner it uses the data generated from the separate questions.

The Company believes that investors should view and understand its follower base (and thereby, its target market) in the same manner that it views and defines its follower base (and thereby, its target market). The Company expects there to be differences in the level of engagement with our brand among individuals, including among those who consider Manchester United to be their favorite team, as well as those who enjoy following Manchester United in addition to their favorite team.  Although measuring these differences is often impractical, understanding the Company’s targeted consumer base, which includes all individuals that recognize and follow the brand, is important for understanding the Company’s market opportunity and the strategies it employs in order to grow.  In that light, the Company has revised the disclosure on page ii of the Registration Statement to describe the usefulness and the limitations of the survey results to the Company’s business strategy and measurement of the penetration of the Company’s brand.

4.                                      We note your disclosure in the second paragraph that while Kantar Media believes the extrapolation methodology was robust and consistent with consumer research practices, there are inherent limitations in extrapolating survey results to a larger population than those actually surveyed.  Please revise to clarify, if true, that due to these inherent limitations, your number of followers may be significantly less than the extrapolated survey results.

Response:

The Company notes the Staff’s comment and has revised the disclosure to clarify that, due to inherent limitations in extrapolating survey results to a larger population than those actually surveyed, the Company’s number of followers may be significantly less or significantly more than the extrapolated survey results.  Please see page ii of the Registration Statement.

Prospectus Summary, page 1

5.                                      We note your response to our prior comment 10 and reissue in part.  While we acknowledge that the company anticipates that it will thrive and grow in the current operating environment, the company’s financial results for the last three fiscal years have been sporadic and not universally profitable.  In addition to the items referenced in our prior comment, we also note that your financial results for the latest interim period benefited from the recognition of certain tax assets.  Please revise the summary in a manner that balances your positive outlook by including a narrative in which you discuss your recent financial results, including the significant unusual items affecting your reported results, and the challenging environment in which you have been operating.

Response:

The Company notes the Staff’s comment and has revised the prospectus summary to include disclosure regarding the recent net losses that the Company has incurred, as well as the challenges and risks to its profitability and growth.  Nevertheless, the Company respectfully submits that its results of operations have been stable in the current environment.  In each of the last three fiscal years, the Company has realized operating margins, before taking into account profit from the disposal of players’ registrations (but including exceptional expenses), in excess of 15% and are growing.  The finance costs that were the primary contributor to the net loss realized in fiscal 2009 (net of the profit on disposal of players’ registrations) and fiscal 2010 are no longer a part of the capitalization structure of the Company after its deleveraging in fiscal 2010.  In the latest interim period, netting out the recognition of certain tax assets, the profit from continuing operations was 18% higher as compared to the same nine month period for the previous fiscal year.  On that basis, and taking into account the disclosure that was added to the “Prospectus Summary” as described above, the Company respectfully submits that the outlook it provides in the Prospectus Summary is appropriately balanced.  Please see page 5 of the Registration Statement.

6.                                      We note your response to our prior comment 11 and your revised risk factor disclosure.  Please revise the disclosure related to the corporate structure table on page 9 to summarize the information included in the risk factor.  For example, please discuss your principal shareholder’s voting power and any other governance arrangements, such as board representation rights, in sufficient detail so that investors can clearly understand the corporate governance and control of the company going forward.  Please also identify Red Football LLC as an entity owned and controlled by the Glazer family.

Response:

The Company notes the Staff’s comment and has revised the disclosure related to the corporate structure table to summarize the information included in the risk factor on page 27 of the Registration Statement.  The Company has also identified Red Football LLC as an entity owned and controlled by the Glazer family.  Please see page 9 of the Registration Statement.

7.                                      We note your response to our prior comment 12 and reissue in part.  Please revise this section and the prospectus throughout to remove excessive marketing language.  Examples include “one of the world’s leading brands,” “one of the world’s most recognizable brands,” “the strength of our brand goes beyond the world of sports” and “one of the most famous and historic stadiums in the world.” Marketing language that cannot be objectively substantiated should be removed.  To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

Response:

The Company notes the Staff’s comment and has revised the disclosure to state that such claims are the beliefs of the Company.  Please see pages 1, 3, 5, 46, 74, 76, 78 and 94 of the Registration Statement.

8.                                      We note your response to our prior comment 13 and reissue in part.  Please revise this section and the prospectus throughout to disclose the source for all industry statistics, trends, projections and facts that you cite.  In this regard, please refer to the Our Market Opportunity section on page 5 and revise as applicable.

Response:

The Company notes the Staff’s comment and has revised the disclosure to remove references to all industry statistics, trends, projections and facts for which the Company cannot disclose the source of such information.  Please see “Our Market Opportunity” on pages 5 and 78 of the Registration Statement.

Our Business Model and Revenue Drivers, page 2

9.                                      We note your response to our prior comment 17 and reissue in part.  Please revise this section to disclose your profit or loss for the years ended June 30, 2009, 2010 and 2011.  In this regard, we note that you have disclosed your operating profit for the referenced years rather than your profit or loss from continuing operations.

Response:

The Company notes the Staff’s comment and has revised the disclosure to include the Company’s profit/(loss) for the period from continuing operations for the years ended June 30, 2009, 2010 and 2011.  Please see page 3 of the Registration Statement.

10.                               We note your response to our prior comment 19 in which you state that you do not allocate the majority of operating costs to your three sectors.  We note that less than 12% of operating expenses, representing variable costs, are allocated by sector.  However, we note on page 45 your disclosure that you generate commercial revenue with low fixed costs and small incremental costs for each additional sponsor, making the commercial operation a relative high margin and scalable part of your business and a principal driver of growth for overall profitability.  This disclosure may lead investors to believe that the company does have cost information on its three sectors.  Therefore, please revise to describe the extent and type of costs associated with your principal sectors similar to the explanation provided in your response.

Response:

The Company notes the Staff’s comment and has revised the disclosure to describe the extent and type of costs associated with the Company’s principal sectors similar to the explanation the Company provided in the response letter dated June 21, 2012.  Please see page 3 of the Registration Statement.

Our Competitive Strengths, page 3

11.                               We note your response to our prior comment 16 and reissue in part.  You continue to state in the second bullet point of this section that you “enjoy the global support of [y]our community of 659 million followers.”  Please tell us how you determined that 659 million individuals support you globally.  Otherwise, please revise to include disclosure for which you have a reasonable basis.

Response:

The Company notes the Staff’s comment and has revised the disclosure to clarify that it enjoys the support of its global community (as derived from the Kantar survey of respondents from 39 countries around the world).  Please see pages 3 and 76 of the Registration Statement.

12.                               Please remove the last sentence from this section.  The Glazer’s success with the Tampa Bay Buccaneers does not belong in the Summary for an offering for this company.

Response:

The Company notes the Staff’s comment and has revised the disclosure accordingly.  Please see pages 3 and 76 of the Registration Statement.

Our Market Opportunity, page 5

13.                               We note your response to our prior comment 26.  Please revise your disclosure in this section to clarify, consistent with your response, that the markets in China and certain developing territories are in their infancy, rather than all mobile technology and social media markets.

Response:

The Company notes the Staff’s comment and has revised the disclosure to clarify that the mobile technology and social media markets in China and certain other developing countries are still early in their growth process, rather than all mobile technology and social media markets.  Please see pages 5 and 78 of the Registration Statement.

Use of Proceeds, page 37

14.                               We note your response to our prior comment 41 and reissue in part.  We note your disclosure in the third paragraph that you currently have no specific plan for the net proceeds.  Please revise to explain why you are conducting this offering.  Otherwise, please confirm that you intend to more specifically identify and quantify the principal intended uses of the net proceeds prior to printing and distributing the preliminary prospectus.

Response:

The Company notes the Staff’s comment and has revised the disclosure to clarify that the Company intends to use the proceeds of the offering to repay indebtedness.  Please see pages 7 and 38 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition, page 45

Results of Operations, page 50

15.                               Refer to our prior comment 47.  You state that you do not believe the use of tables is an effective or clear presentation of your results.  Please explain to us why it would not be effective or clear.  We continue to believe that a tabular presentation of relevant financial information would help investors’ understanding of your discussion.  Therefore, please revise your discussion to make use of tables to list and quantify factors to which changes in results are attributed, with the narrative disclosure explaining the underlying business reasons for each of the factors listed.  Refer to Section 500 of the Financial Reporting Codification for additional guidance.

Response:

The Company notes the Staff’s comment and has revised the disclosure to make use of tables to list and quantify changes in the Company’s results.  In addition to the added narrative provided in the discussion of the Company’s results of operations, the Company respectfully submits that the presentation as revised provides a clear presentation of its results, consistent with the disclosure made by other recent, similarly sized, registrants.  Please see pages 52, 55 and 58 of the Registration Statement.

16.                               We note your revised discussion in response to our prior comment 49 but we do not believe your revisions are fully responsive to our comment.  For example, on page 54, you attribute the change in employee benefit expenses to both your ongoing strategy of investing in your first team and increases to your overall number of employees without quantifying either.  You also attribute results to higher bonuses paid to your players and non-player staff in 2011.  Where you discuss a change that is attributable to more than one factor, please quantify the separate impact of each factor.  In relation to this comment, we believe the use of tables and the expansion of discussion of operating expenses as set forth in our other comments will combine to provide a clear and useful discussion of results for your investors.

Response:

The Company notes the Staff’s comment and has revised the disclosure to quantify the separate impact of each factor where the Company discusses a change that is attributable to more than one factor.  Please see pages 53, 56 and 59 of the Registration Statement.

Nine Months Ended March 31, 2012, page 50

Matchday revenue, page 51

17.                               We note that matchday revenue declined “primarily” because you played two less games at home.  Please tell us what the other reasons were for the decline in matchday revenue.

Response:

The Company notes the Staff’s comment and advises that the decline in Matchday revenue was the result of two less home games and has revised the disclosure accordingly.  These declines were partially offset by improved seasonal and matchday hospitality sales, as well as smaller increases in revenue from European matches, membership and museum revenue.  The Company advises that there were no other reasons for the decline in Matchday revenue and has revised the disclosure accordingly.  Please see page 53 of the Registration Statement.

18.                               Please tell us why you played two fewer games at home and whether those games usually contributed more revenue than regular games.

Response:

The Company notes the Staff’s comment and advises that the Company played two fewer games at home during the nine months ended March 31, 2012 as compared to the nine months ended March 31, 2011 because the Company played three fewer domestic cup home games during the nine months ended March 31, 2012, which was offset by one more European home game during this same period.  The Company advises that the venue for domestic cup games is determined at random and that domestic cup games generate significantly less revenue than Premier League or European games.

Operating expenses, page 51

19.                               We note your response to our prior comment 51.  You state that the current disclosure reflects the significant business reasons for the changes to your various operating expenses.  While we understand that your current presentation discusses the broad categories employee benefit expenses and other operating expenses, our comment was intended to result in a discussion and analysis of those two broad categories at a greater level of detail than currently presented.  For example, your discussion of employee benefit expenses for the nine months ended March 31, 2012 — your most significant broad category of expense — consists of only two sentences, one of which merely states in narrative form the amounts already presented on the table on the preceding page.  In addition, the second sentence lists numerous factors to which changes are attributed, but quantifies none of those factors.  We do not believe this level of disclosure is adequate to provide your investors with an appropriate level of understanding of your results.  For this reason, we previously requested that you provide a more detailed discussion and analysis of the changes in your various operating expenses, such as changes in significant sub-categories of expenses and underlying business reasons for the changes.  In this regard, we note that you present a further breakdown of various costs in notes 6 and 9 to your financial statements.  Please reassess your current presentation and revise it to present information to investors in a greater level of detail appropriate to understanding the economics of your business.  This may include providing further granularity into costs by function or nature.  As previously requested, please also quantify cash expenses and amortized expenses.

Response:

The Company notes the Staff’s comment and has revised the disclosure to provide a more detailed discussion and analysis of the changes in the Company’s various operating expenses, such as changes in significant sub-categories of expenses and underlying business reasons for the changes.  The Company advises the Staff that operating expenses principally comprise cash expenses.  The most significant non-cash amortized expenses comprise amortization of players’ contracts and depreciation.  The Company has revised the disclosure to quantify depreciation expense.  Please see pages 52, 53, 54, 55, 56, 57, 59 and 60 of the Registration Statement.

Year Ended June 30, 2011 as Compared to the Year Ended June 30, 2010, page 53

Matchday revenue, page 53

20.                               Refer to our prior comment 53.  The factors cited as cause of the £5.0 million increase in matchday revenue between the twelve months ended June 30, 2011 and 2010 aggregate to £2.6 million leaving approximately £2.4 million, or half of the change, unexplained.  Please revise your disclosure accordingly.

Response:

The Company notes the Staff’s comment and has revised the disclosure accordingly.  Please see page 56 of the Registration Statement.

Liquidity and Capital Resources, page 57

21.                               We note your revised disclosure in response to our prior comment 55.  However, we note that the first full paragraph on page 58 still begins by stating you have a favorable working capital position despite negative working capital at June 30, 2011 and March 31, 2012.  It appears the description of the timing of your cash flows that follows your statement about your working capital position may be more indicative of your cash conversion cycle than your working capital position.  Please revise the beginning of this disclosure as appropriate.  With regards to your working capital deficit, cash received from deferred revenues initially offset one another such that there is no change in working capital.  It appears that the subsequent use of the cash received from deferred revenues for investing and financing purposes, among other factors, contributes to the cause of the deficit.  Please clarify your discussion in this regard, and discuss (i) other factors that materially contribute to the working capital deficit, (ii) how changes in working capital directly generate operating cash, and (iii) further expound upon the impact of the working capital deficit on your liquidity and capital resources and how the working capital deficit is managed.

Response:

The Company notes the Staff’s comment and has revised the disclosure accordingly.  Please see page 61 of the Registration Statement.

Business, page 70

Our current sponsors, page 80

22.                               We note your response to our prior comment 62 and reissue in part.  We note that a significant percentage of your sponsorship revenue appears to be due to your shirt and training kit sponsors.  We also note that you highlight the importance of these particular sponsors by name throughout the prospectus, including on page 1 of the Summary.  Please revise this section to quantify the significance of these sponsors to your sponsorship revenue in the last completed fiscal year.  To the extent that none of the remainder of your sponsors constitute a significant percentage of your sponsorship revenue, please include a statement to that effect.

Response:

The Company notes the Staff’s comment and advises that although the Company is excited to highlight the sponsor relationships it has with well recognized leading brands, such as Aon, Chevrolet, Singha, DHL and Epson, as a means of highlighting the quality of the organizations looking to partner with the Manchester United brand, it is worth noting that for the fiscal year ended June 30, 2011, total sponsorship revenue represented less than 17% of the Company’s revenue.  In order to put the overall contributions of the Company’s sponsors into context, and also in response to comment 23, the Company has included language that, other than its shirt sponsor, it is not party to any agreement with any sponsor that is expected to contribute more 4% of the Company’s revenue in any fiscal year (based on fiscal 2011 revenue).  Please see page 84 of the Registration Statement.

Training kit partner, page 82

23.                               We note your response to our prior comment 64 and reissue.  Please revise to discuss in greater detail and to quantify the payments to be paid by DHL under the training kit partnership arrangement.

Response:

The Company notes the Staff’s comment and respectfully submits that although the Company is excited about its new relationship with DHL as a sponsor, its contribution to the Company’s revenue is not material.  Similar to some of the Company’s other sponsors, such as Chevrolet, Singha and Epson, DHL is a well-recognized brand and a company worth noting for purposes of highlighting the quality of the organizations looking to partner with the Manchester United brand.  Nevertheless, the expected revenue contribution from the relationship with DHL is not material to our results of operations such that it warrants additional disclosure describing the terms of the partnership (as is similarly true with the Company’s other non-shirt sponsors).  For the fiscal year ended June 30, 2011, total sponsorship revenue represented less than 17% of the Company’s overall revenue.  The Company has included language that, other than its shirt sponsor, it is not party to any agreement with any sponsor that is expected to contribute more than 4% of the Company’s revenue in any fiscal year (based on fiscal 2011 revenue).  Please see page 84 of the Registration Statement.

Management, page 95

Arrangements or Understandings, page 96

24.                               We note your response to our prior comment 69 and reissue.  We note your disclosure in the Directors section on page 109 that the holders of a majority of the voting power of your Class B shares shall be entitled to determine a “designated director” whose presence shall be required for your board of directors to have a quorum.  We also note that your principal shareholder following this offering will own 100% of your Class B ordinary shares.  Please revise this section to disclose the right of the Class B shareholder to determine a designated director and to identify the principal shareholder’s designated director following the offering.

Response:

The Company notes the Staff’s comment and advises the Staff that the Company has removed the concept of a “designated director” from its draft amended and restated memorandum and articles of association.  Therefore, the Company has revised the disclosure to remove the concept of a “designated director.”  Please see page 113 of the Registration Statement.

Compensation, page 99

Directors and Executive Management Compensation, page 99

25.                               We note your response to our prior comment 70 and reissue in part.  We note your response that neither Cayman Islands nor United Kingdom law requires the disclosure of the compensation of the company’s executive officers and directors on an individual basis for the most recently completed fiscal year.  As previously requested, please also clarify whether, notwithstanding the absence of such a legal requirement, the company has in fact disclosed the compensation of your named executive officers and directors on an individual basis for your most recently completed fiscal year.  Refer to Item 6.B.1 of Form 20-F.

Response:

The Company notes the Staff’s comment and advises that the Company has not disclosed the compensation of its named executive officers and directors on an individual basis for its most recently completed fiscal year.

Material US Federal Income Tax Consequences, page 116

Treatment of the Company as a Domestic Corporation, page 117

26.                               We note your response to our prior comment 81 and reissue in part.  Please disclose in the registration statement what you have supplementally disclosed regarding why you expect to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to I.R.C.  Section 7874.

Response:

The Company notes the Staff’s comment and has revised the disclosure accordingly.  Please see page 121 of the Registration Statement.

27.                               Please delete the second paragraph as it is inappropriate to assume the tax consequence at issue and revise to state counsel’s opinion with respect to this tax consequence.

Response:

The Company notes the Staff’s comment and has deleted the second paragraph and revised the first paragraph accordingly.  Please see page 121 of the Registration Statement.  The Company respectfully notes that the first paragraph of the section of the prospectus titled “Material US Federal Income Tax Consequences” states that the section is counsel’s opinion insofar as it relates to legal conclusions with respect to matters of US federal income tax law.  Please see page 120 of the Registration Statement.

Consolidated Statement of Cash Flows, page F-7

28.                               We note your response to our prior comment 85.  Based on your response, we understand that the deferral, or roll up, of interest payments on your secured paid in kind loan is classified as a positive adjustment in arriving at net cash generated from operating activities and that payment of such rolled up and accrued interest in fiscal 2011 is classified as a cash outflow in arriving at net cash used in financing activities.  In this regard, we understand that your operating cash flows benefited in periods that interest payments were deferred due to the non-cash add back adjustment but that this benefit to operating cash flows was not reversed upon subsequent payment of the deferred amounts in a later period.  As a result, your cumulative operating cash flows for the periods of interest deferral and repayment are greater than would have been reported had interest been paid timely rather than deferred over the same cumulative period.

You state that your basis for classifying the payment of rolled up and accrued interest as a financing cash outflow is that rolled up interest legally becomes part of the principal amount of the loan under the terms of the contract.  While the unpaid interest may be considered principal under the terms of your loan, in substance it is simply an obligation for unpaid interest.  In this regard, we refer to BC3.26 of the Conceptual Framework for Financial Reporting, which states that faithful representation means that financial information represents the substance of an economic phenomenon rather than merely representing its legal form.  Paying deferred interest, whether termed principal by your debt contract, is in substance a payment of interest and not a “re” payment of amounts borrowed as specified in paragraph 17(d) of IAS 7.

Finally, we note your reference to paragraph 11 of IAS 7, which states that an entity presents its cash flows in a manner which is most appropriate to its business.  It does not appear that this paragraph specifically supports your classification decision, but merely states generally that an entity should appropriately classify its cash flows.  We do note, however, that the paragraph immediately following the general paragraph you cited, deals specifically with loan payments including both interest and capital.  Paragraph 12 of IAS 7 states that a single transaction may include cash flows that are classified differently.  It then provides an example of a transaction in which a cash repayment of a loan includes both interest and capital and states that the interest element may be classified as an operating activity while the capital element is classified as a financing activity.  Based on the substance of the transaction, we believe you should revise the classification of the payment of interest in fiscal 2011 to an adjustment within net cash generated from operating activities so as to result in a faithful representation of the transaction and your operating cash flows over the cumulative period.  Please reclassify your statements of cash flows accordingly.

Response:

The Company notes the Staff’s comment and has revised the classification of the payment of the rolled up interest on its secured payment in kind loan to cash flows from operating activities in order to better reflect the nature of the payment in a manner consistent with the Company’s policy for classification of other payments or receipts of interest.  Please see pages 63, 64, 65, F-2, F-7, F-8, F-17, F-68, and F-69 of the Registration Statement.

Notes to Consolidated Financial Statements, page F-8

Note 2:  Summary of significant accounting policies, page F-8

2.5 Revenue recognition, page F-11

c) Commercial, page F-12

29.                               We note your response to our prior comment 88.  In the second and third paragraphs of your response, you provide information with respect to the typical pattern of revenue recognition and effort expended over the term of a contract.  Please revise to include similar information in your policy disclosure.

Response:

The Company notes the Staff’s comment and advises that it has revised the accounting policy disclosure to include information on the typical pattern of revenue recognition for sponsorship agreements.  Please see page F-12 of the Registration Statement.

2.7 Deferred income, page F-13

30.                               We note your response to our prior comment 89.  Please revise to disclose in Note 17 the information quantified in the last paragraph of your response.

Response:

The Company notes the Staff’s comment and has revised the disclosure to include the amount of receivables relating to deferred income that were recognized as of each period end.  Please see pages F-39 and F-76 of the Registration Statement.

2.9 Property, plant and equipment, page F-13

31.                               Refer to our prior comment 56.  Based on your revised disclosure, it appears there may be circumstances in which you capitalize the cost of maintenance.  Please explain why you believe it is appropriate to capitalize maintenance and your basis for during so under the accounting literature.  In your response, explain how capitalized maintenance differs from maintenance that is expensed as incurred.

Response:

The Company notes the Staff’s comment and advises that the term “refurbishment” should have been used as opposed to the word “maintenance,” and has revised the disclosure accordingly.  Please see pages 62 and F-13 of the Registration Statement.

2.12 Players’ registrations and football staff remuneration, page F-14

a) Remuneration, page F-15

32.                               We note your response to our prior comment 91 regarding a description of loyalty fees.  In your response, you state that if the loyalty fee is to recognize past service, the loyalty fee is charged to the income statement in the period in which the fee becomes payable.  Please clarify when the fee generally becomes payable and, therefore, when the fee is generally recognized and whether this differs from the period over which the player earns the fee based on past service.  In addition, the description of your accounting in your response appears to differ from the revised disclosure in your policy note, which states that loyalty fees are accrued for in the period to which they relate.  Please clarify the term “the period to which they relate,” explain how this period is determined, and reconcile the information in your response and your disclosure.

Response:

The Company notes the Staff’s comment and advises that the recognition of loyalty fees, sometimes referred to by management as loyalty bonuses, varies depending on whether the fee relates to past or on-going service.

Loyalty bonuses for past service are typically payable in a lump sum upon the commencement of a player’s new contract and are recognized in the income statement at that time.  These loyalty bonuses require no future service and are not subject to any claw-back provisions were the player to subsequently leave the club during their new contract term.  They are expensed once the Company has a present legal or constructive obligation to make the payment as a result of past events which arises when the new contract is agreed.

Loyalty bonuses for on-going service are typically paid over the life of the player’s contract in equal annual instalments at the beginning of each football season.  These payments are recognized in the income statement on a straight line basis over that football season, which also coincides with the financial year.  As a result, the period of recognition is consistent with the period over which the player earns the bonus.

The Company has revised the disclosure accordingly in response to the Staff’s comment.  Please see page F-15 of the Registration Statement.

Note 12:  Investment properties, page F-32

33.                               Please revise your description of investment property to state that it primarily comprises the “leasehold on” the Manchester International Freight Terminal, as appropriate.

Response:

The Company notes the Staff’s comment and has revised the description of investment property accordingly.  Please see page F-32 of the Registration Statement.

Note 14:  Player Registrations, page F-34

34.                               We note your response to our prior comment 100 and your concerns about future events that may impact amortization on an on-going basis.  Please revise to disclose expected amortization of players’ registrations in future periods based on the amount of player registrations recorded at the end of the most recent period then provide appropriate explanatory information so investors understand what the amounts represent.

Response:

The Company notes the Staff’s comment and respectfully submits that it would be more appropriate to include this forward-looking information in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.  Accordingly, the Company has revised the disclosure to reflect the expected amortization of players’ registrations in future periods based on player registrations as of March 31, 2012.  The Company has clarified that the expected expense does not take into account additions or disposals that occur after March 31, 2012 or the impact of future contract negotiations.  Please see pages 53 and 54 of the Registration Statement.

Part II

Item 8.  Exhibits and Financial Statement Schedules, page II-2

35.                               We note your response to our prior comment 104 and reissue in part.  Please advise whether the company has a beneficial interest in any material contracts with the Premier League or the Champions League.  If so, please file these agreements as exhibits to the registration statement.  Please also file the Memorandum and Articles of Association of the Premier League as exhibits to the registration statement.

Response:

The Company notes the Staff’s comment and advises that it is not a party to, or a third party beneficiary of, any material contract with the Premier League other than those terms contained in the Premier League Handbook (the “Handbook”).  The Handbook contains, among other things, the Rules of the Premier League and the Memorandum and Articles of Association of the Premier League (the “MAAPL”).  Section C of the Rules of the Premier League (Finance) sets forth the rules and regulations governing distribution by the Premier League to its member clubs, including the Company, of broadcasting money, sponsorship money, commercial contract money and radio contract money generated by the Premier League.  The MAAPL establishes the rules and regulations governing the Premier League and its member clubs, including the voting rights of the member clubs as to Premier League actions, including the negotiation of broadcast contracts.  The Handbook is publicly available to investors on the Premier League website however, the Company advises that it intends to file the Handbook with a subsequent amendment to the Registration Statement.  The Company does not have any rights under, or any active involvement in negotiating, reviewing or revising, the separate broadcast and other agreements that the Premier League may enter into from time to time.  In addition, the Company submits that it is not substantially dependent on any individual contract entered into by the Premier League related to broadcast rights or otherwise.

As a participant in UEFA competitions, the Company is required to comply with UEFA statutes and regulations.  Pursuant to UEFA regulations, any amounts to be paid by UEFA to associations and clubs are determined by the UEFA Executive Committee before the start of each competition.  Other than agreeing to be bound by these rules and regulations, the The Company further advises that it is not a party to, and does not have a beneficial interest inor a third party beneficiary of, any material contract with UEFA or the Champions League.  The Company does not have any rights under, or any active involvement in negotiating, reviewing or revising, the separate broadcast and other agreements that UEFA may enter into from time to time.  Similarly, the Company submits that it is not substantially dependent on any individual contract entered into by UEFA related to broadcast rights or otherwise.

36.                               Please revise the exhibit index to annotate that you will file a tax opinion and consent of counsel.

Response:

The Company notes the Staff’s comment and has revised the disclosure accordingly.  Please see page II-2 of the Registration Statement.

***

If you have any questions regarding the foregoing, please contact Marc D. Jaffe at (212) 906-1281 or marc.jaffe@lw.com, Ian D. Schuman at (212) 906-1894 or ian.schuman@lw.com or Alexander F. Cohen at (202) 637-2284 or alexander.cohen@lw.com.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc:	Patrick Kuhn, Securities and Exchange Commission
Lyn Shenk, Securities and Exchange Commission
Donald Field, Securities and Exchange Commission
Justin Dobbie, Securities and Exchange Commission
Edward Woodward, Manchester United Ltd.
Ian D. Schuman, Esq., Latham & Watkins LLP
Alexander F. Cohen, Esq., Latham & Watkins LLP
Mitchell S. Nusbaum, Esq., Woods Oviatt Gilman LLP
Christopher R. Rodi, Esq., Woods Oviatt Gilman LLP
Michael P. Kaplan, Esq., Davis Polk & Wardwell LLP
John B. Meade, Esq., Davis Polk & Wardwell LLP
Jennifer Harper, PricewaterhouseCoopers LLP